FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX


10016241

August 19, 2010

SUPPL

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated August 19, 2010

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

for Barb O'Neill


RECEIVED
AUG 2 5 2010

8/30

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **AUGUST 19, 2010**

News Release: **10-15** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or**
Jean Pierre Jutras at 1.403.233.2636
Web: http://www.naminco.ca

NORTHERN ABITIBI PROVIDES SUMMARY OF ADDITIONAL GOLD TARGETS AT ITS VIKING PROJECT

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide a brief overview of ongoing work and new results on additional exploration targets at the Viking gold property in Newfoundland. This overview is based on new 2010 trenching, mapping, and sampling results, as well as a compilation of historic exploration data.

The 2010 surface exploration program has included 11 trenches, 819 rock, and 243 soil samples as well as a substantial surface mapping effort. To date 4 new major exploration targets with significant size potential have been identified on the property in addition to the Thor Trend currently being drilled. These additional targets include the Asgard Trend, Thor's Cross, Odin's Triangle, and the Viking Trend. There remains excellent potential to discover additional significant exploration targets in areas of the Viking property that have seen limited exploration work to date.

The major exploration targets are described below and shown on the attached map along with select surface sample results and the location of new trenches. A copy of the map can also be found in the Map Gallery on our website at www.naminco.ca.

Viking Exploration Targets - All 5 of the large exploration targets at Viking coincide with gold-in-soil anomalies, most coincide with airborne geophysical magnetic lows as the Thor Trend does, and all have been partially exposed by trenching. The Thor Trend is the most advanced exploration target on the property and the only one that has been drill tested by the company. Drill testing of other targets is scheduled to commence in September.

Thor Trend - The Thor Trend is a north-south oriented mineralized zone that has been traced by trenching and sampling for 1500 metres and it remains open to the north and south. To date 85 holes have been drilled into the Thor Trend. Drilling shows the north part of the Thor Trend has excellent potential to host bulk minable style gold mineralization in a zone that is at least 500 metres long (and open to the north), 30 to 80 metres wide, and at least 150 metres deep (open at depth). The drill defined area of the north Thor Trend has potential to host a sizeable gold resource. Results from drill holes into the far southern and far northern parts of the Thor Trend are still pending. Additional drilling is planned for the north and south parts of the Thor Trend to test for mineralization with bulk minable potential. Numerous zones of high grade mineralization have been intersected along the Thor Trend and these continue to be evaluated for their underground minable potential.

Asgard Trend -The Asgard Trend is a newly identified north-south oriented mineralized zone located 250 metres east of the Thor Trend. The zone has been traced for 400 metres by trenching and remains open to the north where strong gold-in-soil anomalies continue for an additional 500 metres. Trenching has exposed zones of sericite-pyrite alteration and quartz veining with widths of 20 to 40 meters. Trench 47 exposes several zones of alteration within an area 80 metres wide. Surface sampling has identified both high grade and low grade gold mineralization along this trend. Two samples from an exposed quartz-sulfide vein returned 18.5 and 42.9 g/t Au. Thirteen samples returned gold values between 0.6 and 1.9 g/t gold, and approximately 144 samples returned gold values below 0.4 g/t. A drill pad has been constructed at the Asgard Trend to allow drill testing in September of the widest known zone of alteration and mineralization.

Thor's Cross - Thor's Cross is a 1000 metre long east-west trending zone of alteration and gold mineralization that intersects the central part of the Thor Trend. On the west side the Thor's Cross zone intersects Odin's Triangle and possibly the Viking Trend in an area where the controls on mineralization are still under investigation. Thor's Cross is approximately 30 to 50 metres wide and consists of pyritic granite and augen gneiss

with variable sericite alteration and minor quartz veining. Surface sampling on the eastern side of Thor's Cross, surrounding the Thor Trend, has returned modest gold grades up to 0.6 and 0.9 g/t gold, whereas sampling on the west side of Thor's Cross has returned higher grades, up to 2.3 and 8.7 g/t gold.

Access roads have been constructed along Thor's Cross and the zone is scheduled for drill testing in September.

Odin's Triangle - Odin's Triangle contains several zones of alteration and mineralization within an area roughly 500 metres by 350 metres. The area is intersected by Thor's Cross on the east side and the Viking Trend on the west side. The geometry, controls, width, and grades of mineralized zones within the triangle remain poorly defined. A north-south orientation, parallel to the Thor and Asgard Trends, is possible. Surface sampling at Odin's Triangle has returned a high of 26.6 g/t gold, with several samples ranging from 0.5 to 3.3 g/t gold. Additional sample results are pending for this zone.

More trenching and surface exploration will be conducted in this area in order to define an appropriate and optimal drill testing plan.

Viking Trend - The Viking Trend is a northeast oriented zone that has been partially traced by soil data, airborne magnetics, and surface mapping and sampling over a strike length of 3000 metres. Large quartz-sulfide boulders are abundant at the southwest end of the Viking Trend along the southeast shoreline of a lake, and historic sampling in this area has returned several samples grading from 0.5 to 6.9 g/t gold over an area 600 metres long. Trenching in the area in 2009 exposed quartz sulfide veins and stockwork in outcrop, and limited sampling returned grades up to 2.2 g/t gold. Additional trenching has recently been completed in this area and results are still pending.

Trenches 51, 52, and 53 have recently been excavated in the central part of the Viking Trend and have intersected zones of alteration and low grade mineralization with up to 1.0 g/t gold. It is not yet clear if these alteration zones are on the west edge of the Viking Trend or if they are associated with zones in Odin's Triangle. Results are still pending for a large number of samples from Trenches 51 to 53 and the surrounding area. Most of the central part of the Viking Trend remains unexplored. Trench 44, located at the far northeast end of the Viking Trend, has exposed variably altered rocks over a 40 metre wide zone. Channel sampling at trench 44 has encountered elevated gold values up to 0.9 and 1.0 g/t gold.

To date the Viking Trend has seen only limited exploration, however, the zone contains elevated gold values over a 3 kilometre long area and has excellent potential to host one or more zones of potentially economic gold mineralization. In late September several drill holes might be targeted along the Viking Trend depending on the results from recent trenching.

Exploration Update - The Viking drill program is scheduled to restart in early September. One drill rig will remain focused on expanding mineralization along the Thor Trend and the second rig will focus on testing exploration targets outside of the Thor Trend. The trenching and surface sampling program will also continue in September.

The Viking Property - The Viking Property contains numerous high grade veins within larger bulk tonnage style zones of gold mineralization located within a 3 to 4 kilometre long gold-in-soil anomaly. Drilling highlights from previous drilling programs include high grade intercepts of 5.75 metres grading 33.7 g/t gold, 3.7 metres grading 50.1 g/t gold, 0.5 metres grading 218.8 g/t gold as well as lower grade intercepts including 27 metres grading 7.9 g/t gold, 23.0 metres grading 5.1 g/t gold, and 57.4 metres grading 2.8 g/t gold. Northern Abitibi has a 100% property interest subject to a 2% to 4% sliding scale net smelter royalty held by Altius Resources.

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **AUGUST 19, 2010**

News Release: **10-15** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or Jean Pierre Jutras at 1.403.233.2636 Web: http://www.naminco.ca**

NORTHERN ABITIBI PROVIDES SUMMARY OF ADDITIONAL GOLD TARGETS AT ITS VIKING PROJECT

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide a brief overview of ongoing work and new results on additional exploration targets at the Viking gold property in Newfoundland. This overview is based on new 2010 trenching, mapping, and sampling results, as well as a compilation of historic exploration data.

The 2010 surface exploration program has included 11 trenches, 819 rock, and 243 soil samples as well as a substantial surface mapping effort. To date 4 new major exploration targets with significant size potential have been identified on the property in addition to the Thor Trend currently being drilled. These additional targets include the Asgard Trend, Thor's Cross, Odin's Triangle, and the Viking Trend. There remains excellent potential to discover additional significant exploration targets in areas of the Viking property that have seen limited exploration work to date.

The major exploration targets are described below and shown on the attached map along with select surface sample results and the location of new trenches. A copy of the map can also be found in the Map Gallery on our website at www.naminco.ca.

Viking Exploration Targets - All 5 of the large exploration targets at Viking coincide with gold-in-soil anomalies, most coincide with airborne geophysical magnetic lows as the Thor Trend does, and all have been partially exposed by trenching. The Thor Trend is the most advanced exploration target on the property and the only one that has been drill tested by the company. Drill testing of other targets is scheduled to commence in September.

Thor Trend - The Thor Trend is a north-south oriented mineralized zone that has been traced by trenching and sampling for 1500 metres and it remains open to the north and south. To date 85 holes have been drilled into the Thor Trend. Drilling shows the north part of the Thor Trend has excellent potential to host bulk minable style gold mineralization in a zone that is at least 500 metres long (and open to the north), 30 to 80 metres wide, and at least 150 metres deep (open at depth). The drill defined area of the north Thor Trend has potential to host a sizeable gold resource. Results from drill holes into the far southern and far northern parts of the Thor Trend are still pending. Additional drilling is planned for the north and south parts of the Thor Trend to test for mineralization with bulk minable potential. Numerous zones of high grade mineralization have been intersected along the Thor Trend and these continue to be evaluated for their underground minable potential.

Asgard Trend -The Asgard Trend is a newly identified north-south oriented mineralized zone located 250 metres east of the Thor Trend. The zone has been traced for 400 metres by trenching and remains open to the north where strong gold-in-soil anomalies continue for an additional 500 metres. Trenching has exposed zones of sericite-pyrite alteration and quartz veining with widths of 20 to 40 meters. Trench 47 exposes several zones of alteration within an area 80 metres wide. Surface sampling has identified both high grade and low grade gold mineralization along this trend. Two samples from an exposed quartz-sulfide vein returned 18.5 and 42.9 g/t Au. Thirteen samples returned gold values between 0.6 and 1.9 g/t gold, and approximately 144 samples returned gold values below 0.4 g/t. A drill pad has been constructed at the Asgard Trend to allow drill testing in September of the widest known zone of alteration and mineralization.

Thor's Cross - Thor's Cross is a 1000 metre long east-west trending zone of alteration and gold mineralization that intersects the central part of the Thor Trend. On the west side the Thor's Cross zone intersects Odin's Triangle and possibly the Viking Trend in an area where the controls on mineralization are still under investigation. Thor's Cross is approximately 30 to 50 metres wide and consists of pyritic granite and augen gneiss

with variable sericite alteration and minor quartz veining. Surface sampling on the eastern side of Thor's Cross, surrounding the Thor Trend, has returned modest gold grades up to 0.6 and 0.9 g/t gold, whereas sampling on the west side of Thor's Cross has returned higher grades, up to 2.3 and 8.7 g/t gold.

Access roads have been constructed along Thor's Cross and the zone is scheduled for drill testing in September.

Odin's Triangle - Odin's Triangle contains several zones of alteration and mineralization within an area roughly 500 metres by 350 metres. The area is intersected by Thor's Cross on the east side and the Viking Trend on the west side. The geometry, controls, width, and grades of mineralized zones within the triangle remain poorly defined. A north-south orientation, parallel to the Thor and Asgard Trends, is possible. Surface sampling at Odin's Triangle has returned a high of 26.6 g/t gold, with several samples ranging from 0.5 to 3.3 g/t gold. Additional sample results are pending for this zone.

More trenching and surface exploration will be conducted in this area in order to define an appropriate and optimal drill testing plan.

Viking Trend - The Viking Trend is a northeast oriented zone that has been partially traced by soil data, airborne magnetics, and surface mapping and sampling over a strike length of 3000 metres. Large quartz-sulfide boulders are abundant at the southwest end of the Viking Trend along the southeast shoreline of a lake, and historic sampling in this area has returned several samples grading from 0.5 to 6.9 g/t gold over an area 600 metres long. Trenching in the area in 2009 exposed quartz sulfide veins and stockwork in outcrop, and limited sampling returned grades up to 2.2 g/t gold. Additional trenching has recently been completed in this area and results are still pending.

Trenches 51, 52, and 53 have recently been excavated in the central part of the Viking Trend and have intersected zones of alteration and low grade mineralization with up to 1.0 g/t gold. It is not yet clear if these alteration zones are on the west edge of the Viking Trend or if they are associated with zones in Odin's Triangle. Results are still pending for a large number of samples from Trenches 51 to 53 and the surrounding area. Most of the central part of the Viking Trend remains unexplored. Trench 44, located at the far northeast end of the Viking Trend, has exposed variably altered rocks over a 40 metre wide zone. Channel sampling at trench 44 has encountered elevated gold values up to 0.9 and 1.0 g/t gold.

To date the Viking Trend has seen only limited exploration, however, the zone contains elevated gold values over a 3 kilometre long area and has excellent potential to host one or more zones of potentially economic gold mineralization. In late September several drill holes might be targeted along the Viking Trend depending on the results from recent trenching.

Exploration Update - The Viking drill program is scheduled to restart in early September. One drill rig will remain focused on expanding mineralization along the Thor Trend and the second rig will focus on testing exploration targets outside of the Thor Trend. The trenching and surface sampling program will also continue in September.

The Viking Property - The Viking Property contains numerous high grade veins within larger bulk tonnage style zones of gold mineralization located within a 3 to 4 kilometre long gold-in-soil anomaly. Drilling highlights from previous drilling programs include high grade intercepts of 5.75 metres grading 33.7 g/t gold, 3.7 metres grading 50.1 g/t gold, 0.5 metres grading 218.8 g/t gold as well as lower grade intercepts including 27 metres grading 7.9 g/t gold, 23.0 metres grading 5.1 g/t gold, and 57.4 metres grading 2.8 g/t gold. Northern Abitibi has a 100% property interest subject to a 2% to 4% sliding scale net smelter royalty held by Altius Resources.

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **AUGUST 19, 2010**

News Release: **10-15** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or**
Jean Pierre Jutras at 1.403.233.2636
Web: http://www.naminco.ca

NORTHERN ABITIBI PROVIDES SUMMARY OF ADDITIONAL GOLD TARGETS AT ITS VIKING PROJECT

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide a brief overview of ongoing work and new results on additional exploration targets at the Viking gold property in Newfoundland. This overview is based on new 2010 trenching, mapping, and sampling results, as well as a compilation of historic exploration data.

The 2010 surface exploration program has included 11 trenches, 819 rock, and 243 soil samples as well as a substantial surface mapping effort. To date 4 new major exploration targets with significant size potential have been identified on the property in addition to the Thor Trend currently being drilled. These additional targets include the Asgard Trend, Thor's Cross, Odin's Triangle, and the Viking Trend. There remains excellent potential to discover additional significant exploration targets in areas of the Viking property that have seen limited exploration work to date.

The major exploration targets are described below and shown on the attached map along with select surface sample results and the location of new trenches. A copy of the map can also be found in the Map Gallery on our website at www.naminco.ca.

Viking Exploration Targets - All 5 of the large exploration targets at Viking coincide with gold-in-soil anomalies, most coincide with airborne geophysical magnetic lows as the Thor Trend does, and all have been partially exposed by trenching. The Thor Trend is the most advanced exploration target on the property and the only one that has been drill tested by the company. Drill testing of other targets is scheduled to commence in September.

<u>Thor Trend</u> - The Thor Trend is a north-south oriented mineralized zone that has been traced by trenching and sampling for 1500 metres and it remains open to the north and south. To date 85 holes have been drilled into the Thor Trend. Drilling shows the north part of the Thor Trend has excellent potential to host bulk minable style gold mineralization in a zone that is at least 500 metres long (and open to the north), 30 to 80 metres wide, and at least 150 metres deep (open at depth). The drill defined area of the north Thor Trend has potential to host a sizeable gold resource. Results from drill holes into the far southern and far northern parts of the Thor Trend are still pending. Additional drilling is planned for the north and south parts of the Thor Trend to test for mineralization with bulk minable potential. Numerous zones of high grade mineralization have been intersected along the Thor Trend and these continue to be evaluated for their underground minable potential.

<u>Asgard Trend</u> -The Asgard Trend is a newly identified north-south oriented mineralized zone located 250 metres east of the Thor Trend. The zone has been traced for 400 metres by trenching and remains open to the north where strong gold-in-soil anomalies continue for an additional 500 metres. Trenching has exposed zones of sericite-pyrite alteration and quartz veining with widths of 20 to 40 meters. Trench 47 exposes several zones of alteration within an area 80 metres wide. Surface sampling has identified both high grade and low grade gold mineralization along this trend. Two samples from an exposed quartz-sulfide vein returned 18.5 and 42.9 g/t Au. Thirteen samples returned gold values between 0.6 and 1.9 g/t gold, and approximately 144 samples returned gold values below 0.4 g/t. A drill pad has been constructed at the Asgard Trend to allow drill testing in September of the widest known zone of alteration and mineralization.

<u>Thor's Cross</u> - Thor's Cross is a 1000 metre long east-west trending zone of alteration and gold mineralization that intersects the central part of the Thor Trend. On the west side the Thor's Cross zone intersects Odin's Triangle and possibly the Viking Trend in an area where the controls on mineralization are still under investigation. Thor's Cross is approximately 30 to 50 metres wide and consists of pyritic granite and augen gneiss

with variable sericite alteration and minor quartz veining. Surface sampling on the eastern side of Thor's Cross, surrounding the Thor Trend, has returned modest gold grades up to 0.6 and 0.9 g/t gold, whereas sampling on the west side of Thor's Cross has returned higher grades, up to 2.3 and 8.7 g/t gold.

Access roads have been constructed along Thor's Cross and the zone is scheduled for drill testing in September.

Odin's Triangle - Odin's Triangle contains several zones of alteration and mineralization within an area roughly 500 metres by 350 metres. The area is intersected by Thor's Cross on the east side and the Viking Trend on the west side. The geometry, controls, width, and grades of mineralized zones within the triangle remain poorly defined. A north-south orientation, parallel to the Thor and Asgard Trends, is possible. Surface sampling at Odin's Triangle has returned a high of 26.6 g/t gold, with several samples ranging from 0.5 to 3.3 g/t gold. Additional sample results are pending for this zone.

More trenching and surface exploration will be conducted in this area in order to define an appropriate and optimal drill testing plan.

Viking Trend - The Viking Trend is a northeast oriented zone that has been partially traced by soil data, airborne magnetics, and surface mapping and sampling over a strike length of 3000 metres. Large quartz-sulfide boulders are abundant at the southwest end of the Viking Trend along the southeast shoreline of a lake, and historic sampling in this area has returned several samples grading from 0.5 to 6.9 g/t gold over an area 600 metres long. Trenching in the area in 2009 exposed quartz sulfide veins and stockwork in outcrop, and limited sampling returned grades up to 2.2 g/t gold. Additional trenching has recently been completed in this area and results are still pending.

Trenches 51, 52, and 53 have recently been excavated in the central part of the Viking Trend and have intersected zones of alteration and low grade mineralization with up to 1.0 g/t gold. It is not yet clear if these alteration zones are on the west edge of the Viking Trend or if they are associated with zones in Odin's Triangle. Results are still pending for a large number of samples from Trenches 51 to 53 and the surrounding area. Most of the central part of the Viking Trend remains unexplored. Trench 44, located at the far northeast end of the Viking Trend, has exposed variably altered rocks over a 40 metre wide zone. Channel sampling at trench 44 has encountered elevated gold values up to 0.9 and 1.0 g/t gold.

To date the Viking Trend has seen only limited exploration, however, the zone contains elevated gold values over a 3 kilometre long area and has excellent potential to host one or more zones of potentially economic gold mineralization. In late September several drill holes might be targeted along the Viking Trend depending on the results from recent trenching.

Exploration Update - The Viking drill program is scheduled to restart in early September. One drill rig will remain focused on expanding mineralization along the Thor Trend and the second rig will focus on testing exploration targets outside of the Thor Trend. The trenching and surface sampling program will also continue in September.

The Viking Property - The Viking Property contains numerous high grade veins within larger bulk tonnage style zones of gold mineralization located within a 3 to 4 kilometre long gold-in-soil anomaly. Drilling highlights from previous drilling programs include high grade intercepts of 5.75 metres grading 33.7 g/t gold, 3.7 metres grading 50.1 g/t gold, 0.5 metres grading 218.8 g/t gold as well as lower grade intercepts including 27 metres grading 7.9 g/t gold, 23.0 metres grading 5.1 g/t gold, and 57.4 metres grading 2.8 g/t gold. Northern Abitibi has a 100% property interest subject to a 2% to 4% sliding scale net smelter royalty held by Altius Resources.

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director